Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

PIM Highland Holding LLC and Subsidiaries

For the period from March 10, 2011 (Inception)

through December 31, 2011

With Report of Independent Auditors

Report of Independent Auditors

The Members

PIM Highland Holding LLC and subsidiaries

We have audited the accompanying consolidated balance sheet of PIM Highland Holding LLC and subsidiaries (the Company) as of December 31, 2011, and the related consolidated statements of operations, changes in members’ capital, and cash flows for the period from March 10, 2011 (Inception) through December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PIM Highland Holding LLC and subsidiaries at December 31, 2011, and the consolidated results of their operations and their cash flows for the period from March 10, 2011 (Inception) through December 31, 2011, in conformity with U.S. generally accepted accounting principles.

                                 /s/ Ernst & Young LLP

March 26, 2012

PIM Highland Holding LLC and Subsidiaries

Consolidated Balance Sheet

December 31, 2011

Assets
Cash and cash equivalents	$28,309,180
Restricted cash	70,644,720
Accounts receivable, net of allowance for doubtful accounts of $138,871	12,006,191
Inventories	1,604,149
Prepaid expenses	9,915,315
Other assets	786,826
Investment in hotel properties, net	1,238,615,470
Deferred costs, net of accumulated amortization of $3,814,900	10,905,816
Deferred tax assets, net	296,791
Intangible assets, net of accumulated amortization of $164,177	7,015,823
Due from third-party hotel managers	20,164,239

Total assets	$1,400,264,520

Liabilities and members’ capital
Indebtedness and capital leases	$1,090,173,340
Accounts payable and accrued expenses	32,195,309
Due to affiliates	2,822,668
Due to third-party hotel managers	243,813
Intangible liabilities, net of accumulated amortization of $117,930	7,542,070

Total liabilities	1,132,977,200

Commitments and contingencies (Note 8)

Members’ capital
Preferred capital	56,222,734
Common capital	211,064,586

Total members’ capital	267,287,320

Total liabilities and members’ capital	$1,400,264,520

See accompanying notes.

PIM Highland Holding LLC and Subsidiaries

Consolidated Statement of Operations

For the period from March 10, 2011 (Inception) through December 31, 2011

Revenue:
Rooms	$234,485,424
Food and beverage	84,546,500
Other operating departments	13,031,851
Other	141,302

Total revenue	332,205,077

Costs and expenses:
Rooms	52,630,657
Food and beverage	56,895,803
Other operating departments	102,803,384
Management fees	10,666,102
Property taxes, insurance and other	18,211,900
Depreciation and amortization	58,068,918
Transaction acquisition costs and contract termination fees	20,439,818
General and administrative	2,702,059

Total expenses	322,418,641

Operating income	9,786,436

Other income:
Interest income and other	84,859
Unrealized loss on derivatives	(2,019,521)
Interest expense and deferred loan cost amortization	(50,021,245)
Gain related to bargain purchase and settlement of pre-existing relationship	82,143,693

Income before income taxes	39,974,222
Income taxes	(2,686,902)

Net income	$37,287,320

See accompanying notes.

PIM Highland Holding LLC and Subsidiaries

Consolidated Statement of Changes in Members’ Capital

For the period from March 10, 2011 (Inception) through December 31, 2011

	Preferred Capital Common Capital
	AHT	PRISA III	AHT	PRISA III	Total
Balance at March 10, 2011	$—	$—	$—	$—	$—
Contributions	15,000,000	15,000,000	150,000,000	50,000,000	230,000,000
Net income	13,111,367	13,111,367	1,415,733	9,648,853	37,287,320

Balance at December 31, 2011	$28,111,367	$28,111,367	$151,415,733	$59,648,853	$267,287,320

See accompanying notes.

PIM Highland Holding LLC and Subsidiaries

Consolidated Statement of Cash Flows

For the period from March 10, 2011 (Inception) through December 31, 2011

Operating activities
Net income	$37,287,320
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,068,918
Amortization of debt premiums/discounts, net	(67,493)
Amortization of deferred loan costs	3,813,813
Amortization of intangibles, net	46,247
Gain related to bargain purchase and settlement of pre-existing relationship	(82,143,693)
Unrealized loss on derivatives	2,019,521
Change in assets and liabilities:
Restricted cash	(12,973,510)
Accounts receivable	7,998,278
Inventories	36,464
Prepaid expenses and other assets	(4,305,480)
Deferred tax assets, net	(296,791)
Accounts payable and accrued expenses	12,431,073
Due to affiliates	3,622,668
Due from third-party hotel managers	(7,846,739)
Due to third-party hotel managers	(51,076)

Net cash provided by operating activities	17,639,520
Investing activities
Acquisition of hotel properties	(182,445,744)
Improvements and additions to hotel properties	(13,627,434)
Payment of initial franchise fees	(189,510)

Net cash used in investing activities	(196,262,688)
Financing activities
Payments on indebtedness and capital lease	(2,636,046)
Contributions from partners	200,000,000

Net cash provided by financing activities	197,363,954
Net increase in cash and cash equivalents	18,740,786
Cash acquired	9,568,394
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$28,309,180

Supplemental cash flow information
Interest paid	$43,280,997
Income taxes paid	$3,210,800
Supplemental schedule of cash and assets acquired and indebtedness and liabilities assumed (Note 3)

See accompanying notes.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements

For the period from March 10, 2011 (Inception) through December 31, 2011

1. Organization and Business

Organization

On March 10, 2011, Ashford Hospitality Trust, Inc. (AHT) through a subsidiary partnered with an affiliate of Prudential Real Estate Investors (PREI), PRISA III Investments (PRISA III), to form a joint venture, the PIM Highland Holding LLC (the Company) to acquire a 28-hotel portfolio.

AHT and PREI had previously invested in two mezzanine loans (tranches 4 and 6) secured by the 28-hotel portfolio through two separate joint ventures. The mezzanine loans were in default since August 2010. One of the joint ventures contributed 100% of its equity interests in a wholly owned subsidiary that held the note for tranche 6 to the Company for no consideration. The other joint venture contributed the interest it held in tranche 4 to the Company in exchange for common and preferred equity interests, which were immediately distributed to AHT and PRISA III. The preferred equity interest earns an accrued but unpaid 15% annual return with priority over common equity distributions. AHT and PREI III each invested additional cash of $150 million and $50 million, respectively, in the Company and received ownership interests of 71.74% and 28.26%, respectively, in the Company’s common equity. The Company acquired the 28-hotel portfolio through foreclosure of the mezzanine loan (tranche 6) and assumption of the senior debt and mezzanine loan tranches.

The Company is comanaged by PREI and Ashford Hospitality Limited Partnership, the operating partnership of AHT, for its administrative functions and engages third-party or affiliated hotel management companies to operate the hotels under management contracts. Since acquisition, the Company paid $2.9 million to terminate the management contracts on 19 of the 28 hotel properties and Remington Lodging, an affiliate of AHT, started managing the 19 hotel properties, while third-party hotel managers manage the remaining nine hotel properties. All major decisions related to the Company, including establishment of policies and operating procedures with respect to business affairs, incurring obligations and expenditures, are subject to the approval of an executive committee, which is comprised of four people with AHT and PRISA III each designating two of those people.

The structure of the Company is designed to allow the parents of its owners to continue to qualify as real estate investment trusts (REIT), which are generally not subject to federal income taxes. In keeping with this objective, the Company operates its 28 properties through a taxable REIT subsidiary (TRS) entity.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The partners of the Company hold the following percentage interests:

Partner	Preferred Equity	Common Equity
AHT	50.00%	71.74%
PRISA III	50.00%	28.26%

The following table (unaudited) represents certain information related to the Company’s properties:

		Service	Total
Hotel Property	Location	Type	Rooms
Courtyard by Marriott	Boston, MA	Select Service	315
Courtyard by Marriott	Denver, CO	Select Service	202
Courtyard by Marriott	Gaithersburg, MD	Select Service	210
Courtyard by Marriott	Savannah, GA	Select Service	156
Crowne Plaza	Atlanta, GA	Full	495
Hampton Inn	Parssippany, NJ	Select Service	152
Hilton	Boston, MA	Full	390
Hilton	Parssippany, NJ	Full	354
Hilton	Tampa, FL	Full	238
Hilton Garden Inn	Austin, TX	Select Service	254
Hilton Garden Inn	Baltimore, MD	Select Service	158
Hilton Garden Inn	Virginia Beach, VA	Select Service	176
Hyatt Regency	Hauppauge, NY	Full	358
Hyatt Regency	Savannah, GA	Full	351
Marriott	Irving, TX	Full	491
Marriott	Houston, TX	Full	300
Marriott	Omaha, NE	Full	300
Marriott	San Antonio, TX	Full	251
Marriott Residence Inn	Tampa, FL	Select Service	109
Renaissance	Nashville, TN	Full	673
Renaissance	Palm Springs, CA	Full	410
Renaissance	Portsmouth, VA	Full	249
Ritz-Carlton	Atlanta, GA	Full	444
Sheraton	Annapolis, MD	Full	196
Silversmith	Chicago, IL	Full	143
The Churchill	Washington, DC	Full	173
The Melrose	Washington, DC	Full	240
Westin	Princeton, NJ	Full	296

Total			8,084

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies

Allocations and Distributions

Under current lender restrictions, no cash distributions are allowed to AHT and PRISA III (the Members). Once such restrictions are removed, cash flow shall be distributed to the Members in the following order of priority: (a) first, to the Members parri passu, in accordance with their Default Capital Contribution Preferred Return Accounts, as defined in the Company’s operating agreement (the Agreement), until such accounts have been reduced to zero; (b) next, to the Members parri passu, in accordance with their Default Capital Contribution Accounts, as defined in the Agreement, in payment of their Default Capital Contributions, as defined in the Agreement, until such accounts have been reduced to zero; (c) next, to the Members parri passu, in accordance with the balances in their Preferred Equity Return Accounts, as defined in the Agreement, in payment of their Preferred Equity Returns, as defined in the Agreement, until such accounts have been reduced to zero; (d) next, to the Members parri passu, in accordance with the balances in their Preferred Equity Accounts, as defined in the Agreement, in payment of their Preferred Equity Contributions, as defined in the Agreement, until such accounts have been reduced to zero; (e) next, to the Members parri passu, in accordance with their Percentage Interests, as defined in the Agreement, until Hypothetical Investor, as defined in the Agreement, would have received a 15% IRR had the distributions been made to Members and Hypothetical Member in accordance with the Hypothetical Percentage Interests, as defined in the Agreement; (f) next, until Hypothetical Investor would have received a 20% IRR, to the Members parri passu, in accordance with their Hypothetical Percentage Interests, except that the amount representing distributions to Hypothetical Investor shall be paid as follows: (i) to PRISA III, an amount equal to 15% of the Available Promote Amount, as defined in the Agreement; and (ii) the remainder to AHT; (g) next, until Hypothetical Investor would have received a 25% IRR, to the Members parri passu, in accordance with their Hypothetical Percentage Interests, except that the amount representing distributions to the Hypothetical Investor shall be paid as follows: (i) to PRISA III, an amount equal to the 20% of the Available Promote Amount, as defined in the Agreement; and (ii) the remainder to AHT; (h) next, to the Members parri passu, in accordance with their Hypothetical Percentage Interests, except that the amounts representing distributions to the Hypothetical Investor shall be paid as follows: (i) to PRISA III, an amount equal to the 25% of the Available Promote Amount; and (ii) the remainder to Ashford.

Net income or loss is allocated to the members in accordance with the previously described priority based upon how capital would be distributed to the members using a hypothetical liquidation at book value.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Basis of Presentation

The accompanying financial statements are prepared in conformity with generally accepted accounting principles in the United States (GAAP) and include the consolidated accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions between consolidated entities have been eliminated in these consolidated financial statements.

Marriott International, Inc. (Marriott) manages six of the Company’s 28 hotel properties. For five of these Marriott-managed hotels, the fiscal year reflects twelve weeks of operations in each of the first three quarters of the year and 16 weeks for the fourth quarter of the year. Therefore, in any given quarterly period, period-over-period results will have different ending dates. For Marriott-managed hotels, the fourth quarter of 2011 ended December 30, 2011.

Subsequent events for the reporting period ended December 31, 2011, were evaluated through March 26, 2012, the date the Company issued its financial statements.

Use of Estimates

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and held in banks and short-term investments with an initial maturity of three months or less when purchased.

Restricted Cash

Restricted cash includes reserves held in escrow for hotel renovations, normal replacements of furniture, fixtures and equipment, real estate taxes, and insurance, pursuant to certain requirements in the hotel management, franchise, and loan agreements. Restricted cash also includes cash reserved for debt service.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists of amounts owed by guests staying in the hotels as of December 31, 2011 and amounts due from business customers or groups. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of guests to make required payments for services. The allowance is maintained at a level believed adequate to absorb estimated receivable losses. The estimate is based on past receivable loss experience, known and inherent credit risks, current economic conditions and other relevant factors including specific reserves for certain accounts.

Inventories

Inventories, primarily consisting of food, beverage, and operating supplies, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Investment in Hotel Properties

Investments in hotel properties are recorded and allocated to land, property, and equipment and identifiable intangible assets based on the fair value at the acquisition date in accordance with applicable accounting guidance. Hotel properties are depreciated over the estimated useful life of the assets and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related assets. Hotel properties are depreciated using the straight-line method over lives ranging from 7.5 to 39 years for buildings and improvements and 3 to 5 years for new furniture, fixtures and equipment acquired since March 10, 2011 (Inception). Furniture, fixtures and equipment acquired on March 10, 2011, are depreciated over useful lives ranging from 1 to 3.75 years.

Expenditures for major renewals and betterments are capitalized and depreciated over the related assets’ estimated useful lives. Expenditures for repairs and maintenance are expensed when incurred.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Assets Held For Sale and Discontinued Operations

We classify assets as held for sale when management has obtained a firm commitment from a buyer, and consummation of the sale is considered probable and expected within one year. The related operations of assets held for sale are reported as discontinued if a) such operations and cash flows can be clearly distinguished, both operationally and financially, from our ongoing operations, b) such operations and cash flows will be eliminated from ongoing operations once the disposal occurs, and c) we will not have any significant continuing involvement subsequent to the disposal.

Impairment of Investment in Hotel Properties

The Company reviews its investments in hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located, and/or it becomes more likely than not that a hotel property will be sold before its previously estimated useful life expires. When such conditions exist, the Company performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. In estimating the undiscounted cash flows, the Company makes many assumptions and estimates, including projected cash flows, holding period, expected useful life, future capital expenditures, and fair values, which considers capitalization rates, discount rates, and comparable selling prices. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property’s estimated fair market value is recorded and an impairment loss recognized. For the period from March 10, 2011 (Inception) through December 31, 2011, no such impairment charges have been recorded.

Deferred Loan Costs

Deferred loan costs are recorded at cost and reported in deferred costs in the consolidated balance sheet. Amortization of deferred financing costs is computed using a method that approximates the effective interest method over the term of the related debt and is reported in interest expense and deferred loan cost amortization in the consolidated statement of operations. Amortization of deferred loan costs was $3.8 million for the period from March 10, 2011 (Inception) through December 31, 2011.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Intangible Assets and Liabilities

Intangible assets and liabilities represent the assets and liabilities recorded on certain hotel properties’ ground lease contracts that were below or above market rates at the date of acquisition. These assets and liabilities are amortized using the straight-line method over the remaining terms of the respective lease contracts.

Due to/from Affiliates

Due to/from affiliates represents current receivables and payables resulting from transactions related to hotel management and project management with affiliated entities. Due from affiliates results primarily from funds held by Remington Lodging to pay for shared costs incurred as well as reimbursements for certain property general and administrative costs. Due to affiliates results primarily from hotel management and project management fees incurred. Both due to and due from affiliates are generally settled within a period not exceeding one year.

Due to/from Third-Party Hotel Managers

Due from third-party hotel managers primarily consists of amounts due from third-party hotel managers related to cash reserves held at the Marriott corporate level related to operating, capital improvements, insurance, real estate taxes, and other items. Due to third-party hotel managers primarily consists of shared costs related to property operations that are reimbursable to Hyatt Corporation.

Revenue Recognition

The Company’s revenues are derived from their operations and include revenues from the rental of rooms, food and beverage sales, telephone usage, and other service revenue. Revenue is recognized when rooms are occupied and services have been performed. Sales and occupancy taxes on such revenues are recognized net of associated revenues. Cash received from customers in advance for events occurring after the end of the year has been recorded as deposits and is included in accounts payable and accrued expenses in the consolidated balance sheet. As of December 31, 2011, the Company had such deposits of $3.5 million.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Advertising Costs

Advertising, promotional, sales, and marketing costs are charged to expense as incurred. The Company incurred advertising costs totaling $1.3 million during the period from March 10, 2011 (Inception) through December 31, 2011, which is included in other operating departments expense in the consolidated statement of operations.

Other Operating Departments

Other operating departments expenses primarily include utility costs, lease expense, and other hotel-level administrative expenses.

Income Taxes

Under the provisions of the Internal Revenue Code and applicable state laws, the Company is subject to taxation of income on the profits and losses of TRS. The tax consequences of other Company revenues and expenses, unrelated to the operation of the hotel properties, will accrue to the members. Certain of these other revenues and expenses may be treated differently in the Company’s income tax return than in the accompanying consolidated financial statements. Therefore, amounts reported in the consolidated financial statements may not be the same as the amount reported in the members’ income tax returns.

Financial Accounting Standards Board (FASB) guidance prescribes a financial statement recognition and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides direction on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies interest and penalties related to underpayment of income taxes as income taxes in the consolidated statement of operations. The Company and TRS file income tax returns in the U.S. federal jurisdiction and in various states. Tax year 2011 remains subject to potential examination by certain federal and state taxing authorities.

The Company accounts for federal and state income taxes of TRS using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

existing assets and liabilities and other respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Other Comprehensive Income

As there are no transactions requiring presentation in other comprehensive income, but not in net income, the Company’s net income equates to other comprehensive income.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of guest and trade accounts receivable. Concentration of credit risk with respect to guest and trade accounts receivable is limited due to the wide variety of customers and industries to which the Company’s services are sold, as well as the dispersion of customers across many geographic areas. Cash and cash equivalents are placed with reputable institutions, and the balances may at times exceed federally insured deposit levels; however, the Company has not experienced any losses in such accounts. The Company has entered into interest rate derivatives with a financial institution and believes that the counterparty’s nonperformance risk is limited.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses due to affiliates, due from third-party hotel managers, and due to third-party hotel managers approximate their carrying values because of the short maturity of these financial instruments. The fair value of the mortgage and mezzanine indebtedness is determined by using future cash flows determined using a forward interest rate yield curve, discounted at the current replacement rate for these instruments. The current replacement rate was determined by using the index to which the financial instrument is tied, and adjusted for the credit spreads. The interest rate derivatives are not designated as cash flow hedges and are marked to market at the balance sheet date and included in other assets in the consolidated balance sheet. The changes in the fair value are recognized in earnings as unrealized loss on derivatives in the consolidated statement of operations. See Note 6.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Recently Issued Accounting Standards

In May 2011, FASB issued accounting guidance for common fair value measurement and disclosure requirements. The guidance requires disclosures of (i) quantitative information about the significant unobservable inputs used for Level 3 measurements; (ii) description of the valuation processes surrounding Level 3 measurements; (iii) narrative description of the sensitivity of recurring Level 3 measurements to unobservable inputs; (iv) hierarchy classification for items whose fair value is only disclosed in the footnotes; and (v) any transfers between Level 1 and 2 of fair value hierarchy. The new accounting guidance is effective for annual periods beginning after December 15, 2011. The Company does not expect a material impact on its financial position and results of operations from the adoption of this accounting guidance, but will make required additional disclosures upon adoption.

3. Acquisition of Hotel Properties

As discussed in Note 1, the Company acquired the 28-hotel property portfolio through the restructuring of a mezzanine loan that was in default and invested $200.0 million of new capital. The acquisition was accounted for as a business combination in accordance with the applicable accounting guidance, and accordingly, the identifiable assets acquired and the liabilities assumed were recorded at their estimated fair value at the date of acquisition. The assets of the 28-hotel property portfolio acquired and the indebtedness, including capital leases, assumed by the Company had fair values of $1.4 billion and $1.1 billion (after a paydown of $170.0 million of a mortgage debt), respectively. Fair values of the assets acquired and liabilities assumed were determined based on third-party appraisals. For the long-term indebtedness assumed, for which a quoted market price was not available, we utilized a present value technique that used rates for debt with similar terms and remaining maturities to estimate fair value. We recorded a premium of $2.9 million and a discount of $4.5 million on the assumed indebtedness at acquisition. In addition, the Company engaged a third-party appraiser to analyze and compare rent due under the ground lease contracts assumed in the acquisition to market rates for the remaining duration of the contracts. Based on the analyses, the Company believed that four of the contracts were below market rates and recorded intangible assets of $7.2 million and two of the contracts were above market rates and recorded intangible liabilities of $7.7 million. After considering the fair value of assets acquired, liabilities assumed, and the assets contributed by AHT and PRISA III, the Company recognized a gain of $82.1 million related to bargain purchase and settlement of pre-existing relationship and paid transaction acquisition costs totaling $17.6 million.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The following table summarizes the fair value of each major class of assets acquired and liabilities assumed at acquisition:

Cash and cash equivalents	$9,568,394
Restricted cash	57,671,210
Accounts receivable	20,004,469
Inventories	1,640,613
Prepaid expenses	6,088,067
Other assets	16,859,321
Investment in hotel properties	1,281,080,000
Intangible assets	7,180,000
Due from affiliate	800,000
Due from third-party hotel managers	12,317,500

Total assets acquired	$1,413,209,574

Indebtedness and capital leases	$1,092,876,879
Accounts payable and accrued expenses	17,788,369
Due to third-party hotel managers	294,889
Intangible liabilities	7,660,000

Total liabilities assumed	1,118,620,137

Noncash capital contributed by members	30,000,000
Gain related to bargain purchase and settlement of pre-existing relationship	82,143,693
Cash paid, including closing costs	182,445,744

Total cash paid, liabilities assumed and capital contributed	$1,413,209,574

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4. Investment in Hotel Properties

Investment in hotel properties consisted of the following at December 31, 2011:

Land	$177,800,000
Buildings and improvements	1,001,365,894
Furniture, fixtures, and equipment	115,383,671
Construction in progress	2,133,736

Total cost	1,296,683,301
Accumulated depreciation	(58,067,831)

Investment in hotel properties, net	$1,238,615,470

The cost of land and depreciable property, net of accumulated depreciation, for federal income tax purposes was approximately $1.3 billion.

For the period from March 10, 2011 (Inception) through December 31, 2011, the Company recognized depreciation expense of $58.1 million including depreciation of assets under capital leases.

Construction in progress includes renovations at the hotel properties, which are expected to be completed at various dates throughout 2012, of which $2.0 million was included in accounts payable and accrued expenses in the consolidated balance sheet at December 31, 2011.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5. Indebtedness and Capital Leases

Mortgage and mezzanine indebtedness and capital leases of the Company at December 31, 2011, were as follows:

						Indebtedness Balance
Indebtedness	Collateral	Maturity		Interest Rate
Mortgage loan(1)	25 hotels	March 2014	(2)	LIBOR	(3) + 2.75%	$424,000,000
Mortgage loan(1)	25 hotels	March 2014	(2)	LIBOR	(3) + 2.75%	106,000,000
Mortgage loan(6)	1 hotel	January 2013		5.96%		64,268,401
Mortgage loan(7)	1 hotel	April 2013		6.11%		46,023,245
Mortgage loan(8)	1 hotel	February 2013		5.97%		32,650,621
Mezzanine loan(5)	28 hotels	March 2014	(2)	LIBOR	(3)(4) + 6.00%	144,593,963
Mezzanine loan(5)	28 hotels	March 2014	(2)	LIBOR	(3)(4) + 7.00%	137,650,210
Mezzanine loan(5)	28 hotels	March 2014	(2)	LIBOR	(3)(4) + 9.50%	117,985,894
Mezzanine loan(5)(9)	28 hotels	March 2014	(2)	LIBOR	(3) + 2.00%	18,424,907
Capital leases	Equipment	Various		Various		222,009

						1,091,819,250
Discount and premium, net						(1,645,910)

Total						$1,090,173,340

(1)	These loans are secured by the same 25 hotel properties.
(2)	Each of these loans has two one-year extension options beginning March 2014.
(3)	LIBOR rate at December 31, 2011 was 0.295%.
(4)	These loans are subject to a LIBOR floor of 0.50%.
(5)	These loans are secured by the Company’s equity interests in certain subsidiaries.
(6)	The effective interest rate at December 31, 2011 was 4.21%
(7)	The effective interest rate at December 31, 2011 was 4.50%
(8)	The effective interest rate at December 31, 2011 was 8.61%
(9)	The effective interest rate at December 31, 2011 was 12.14%

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The amortization/accretion of the premiums/discount is computed using a method that approximates the effective interest method.

During the period from March 10, 2011 (Inception) through December 31, 2011, the Company recognized a net discount and premium amortization of $67,493, which is included in interest expense and deferred loan cost amortization in the consolidated statement of operations.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Future scheduled principal payments of indebtedness and capital leases, excluding amortization of debt premiums and discounts, as of December 31, 2011, are as follows:

2012	$3,133,934
2013	139,982,444
2014	948,702,872

Total	$1,091,819,250

We were in compliance with all debt covenants as of December 31, 2011.

6. Derivatives

On March 10, 2011 (Inception), the Company entered into five interest rate cap agreements with $949.1 million notional amount to mitigate the interest rate risk of its floating-rate mortgage loans and mezzanine loans at a strike rate of 6% through March 2014, the related indebtedness maturities, for an up-front cost of $2.1 million. These interest rate derivatives were not designated as hedges. At December 31, 2011, the interest rate caps had a fair value of $72,079, which was determined in accordance with authoritative accounting guidance and is included in other assets in the consolidated balance sheet.

The inputs used in determining the fair values are categorized into three levels; Level 1 inputs are inputs obtained from quoted prices in active markets for identical assets, Level 2 inputs are significant other inputs that are observable for the assets either directly or indirectly; and Level 3 inputs are unobservable inputs for the asset and reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset. The fair values of interest rate caps are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the caps are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities (Level 2 inputs). The Company also incorporates credit valuation adjustments (Level 3 inputs) to appropriately reflect both the Company’s nonperformance risk and the counterparty’s nonperformance risk in the fair value measurements. The Company has determined that when a majority of the inputs used to value the derivatives fall within Level 2 of the fair value hierarchy, the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. However, when the valuation adjustments associated with the derivatives

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

utilize Level 3 inputs that the Company considers significant (10% or more) to the overall valuation of its derivatives, the derivative valuations in their entirety are classified in Level 3 of the fair value hierarchy. At December 31, 2011, credit valuation adjustments utilizing Level 3 inputs used to determine the fair value was less than 10% of the overall valuation of the derivatives; therefore, the overall valuation is classified as using Level 2 inputs. During the period from March 10, 2011 (Inception) through December 31, 2011, the Company recorded an unrealized loss of $2.0 million in the consolidated statement of operations for the change in fair value of these interest rate caps.

7. Intangible Assets and Liabilities

The intangible assets and intangible liabilities at December 31, 2011, represent the below-market-rate leases and above-market rate leases that were determined based on the comparison of rent due under the ground lease contracts assumed in the acquisition to market rates for the remaining duration of the lease contracts and are amortized over their respective remaining lease terms ranging from six to 48 years. For the period from March 10, 2011 (Inception) through December 31, 2011, amortization related to intangibles was a net debit of $46,247. Estimated future amortization expense for intangible assets and intangible liabilities is $218,903 and $157,240, respectively, for each of the next five years.

8. Commitments and Contingencies

Ground and Building Leases

The Company leases the Portsmouth Renaissance hotel and adjoining conference center pursuant to two separate lease agreements, each with an initial term ending May 2049, with four ten-year renewal options and one nine-year renewal option. Base rent under the hotel lease is $50,000 per year. Annual percentage rent, if any, is equal to 100% of available net cash flow after payment of all hotel operating expenses, the base rent, real estate taxes, insurance, and a cumulative priority annual return to the Company of approximately $2.0 million, up to $200,000, then 50% of any remaining net cash flow until the landlord has been paid percentage (and additional) rent of $10 million in aggregate, and thereafter 10% of net cash flow annually. If the lease is sold or assigned, an additional rent payment equal to 50% of the net sales proceeds in excess of the capital investment in the hotel and unpaid annual return of 15% on the investment will be due (not in excess of $10.0 million less any percentage or additional rent previously paid to the landlord). Annual rent under the conference center lease is equal to the lesser of $75,000 per year or the maximum amount of rent allowable under tax regulations.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The Company leases the conference center and parking facility adjoining the Sugar Land Marriott hotel pursuant to a lease agreement with an initial term ending September 2102. The minimum rent is $1 per year, plus an incentive rent payment for the first 25 years of the term of the lease. If during any of those first 25 years the cumulative IRR on investment in the hotel exceeds 15%, then incentive rent is due in an amount equal to 36% of the net cash flow for the applicable year in excess of the amount of net cash flow that would be necessary to generate a cumulative IRR of 15%.

The Company leases the land underlying the Nashville Renaissance hotel and a portion of the adjoining convention center pursuant to a lease agreement with an initial term ending June 2017, with seven ten-year renewal options. Base rent under the lease is $500,000 per year. Annual percentage rent is equal to 20% of available net cash flow after payment of all hotel operating expenses, the base rent, real estate taxes, insurance, debt service, property improvement reserve funding, and 15% of a deemed equity contribution. If the lease is sold or assigned, an additional payment equal to 20% of the net sales proceeds in excess of any repayments of related indebtedness and the equity contribution in the hotel will be due. In addition, if the debt secured by the hotel is refinanced, an additional payment equal to 20% of the net cash proceeds will be due.

The Company leases the land underlying the Sheraton Annapolis hotel pursuant to a lease agreement with an initial term ending September 2059. Annual rent due under the lease is approximately $395,000 and increases each year over the remaining term of the lease by 40% of the increase in the Consumer Price Index (CPI) for that year. In addition, the land will be appraised every five years and the annual rent will be increased to an amount equal to the product of the appraised value and 12%. However, annual rent will not be increased by an amount greater than 10% of the annual rent for the preceding year.

The Company leases the land underlying the Renaissance Palm Springs hotel pursuant to a sub-lease agreement with an initial term ending December 2059, with a 25-year renewal option. Annual rent due under the lease is the greater of base rent or percentage rent. Annual base rent was approximately $980,000 through December 31, 2011. Base rent increases every five years over the remaining term of the lease by the increase in the CPI over that same five-year period; however, the increase in base rent every five years will not be increased by an amount greater than 30% of the base rent for the preceding five-year period. Annual percentage rent is equal to the sum of 4% of room gross receipts, 2% of food and beverage gross receipts, and 10% of tenant rentals.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The Company leases the land underlying the Princeton Westin Hotel pursuant to lease agreement with an initial term ending April 2056. All base rent in the aggregate amount of $5,333,333 for the term of the lease has been prepaid at commencement of the lease and is included in prepaid expenses in the consolidated balance sheet and is recognized as ground lease expense on a straight-line basis over the term of the lease. If tenant constructs or is deemed to have constructed buildings and structures on the land that is in excess of 261,800 square feet, Hotel Excess Area Rent Payment, as defined in the lease agreement, equal to $22.50 per square foot in excess of 261,800 is due.

For the period from March 10, 2011 (Inception) through December 31, 2011, the Company recognized rent expense of $3.1 million.

Future minimum rental payments required under these leases and other operating leases (excluding extension options) for each of the years ending December 31 are as follows:

Operating
Leases
2012	$2,515,222
2013	2,373,837
2014	2,263,545
2015	2,186,528
2016	2,171,876
Thereafter	67,798,559

Total	$79,309,567

At December 31, 2011, the Company had capital commitments of $15.5 million relating to general capital improvements that are expected to be paid in the next 12 months.

Percentage and incentive rent is accrued when it becomes probable that the specified thresholds will be achieved. No percentage or incentive rent was recognized in the financial statements, as the thresholds were not met.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Management Agreements

As of December 31, 2011, the hotel properties operated pursuant to long-term agreements with four management companies: Remington Lodging & Hospitality, LLC (Remington Lodging) (19 hotels), Marriott International, Inc. (6 hotels), Hyatt Corporation (1 hotel), and McKibbon Hotel Management, Inc. (2 hotels). These management agreements expire from 2014 to 2034 years. Each management company receives a base management fee generally between 1.5% and 7% of hotel revenues. The management companies are also eligible to receive an incentive management fee if hotel operating income, as defined in the management agreements, exceeds certain performance thresholds. The incentive management fee is generally calculated as a percentage of hotel operating income after the hotels have received a priority return on their investment in the hotel. For the period from March 10, 2011 (Inception) through December 31, 2011, the Company recorded base management fee of $10.7 million and incentive management fee of $1.4 million. The incentive management fee is included in other operating departments expense in the consolidated statement of operations.

Franchise Agreements

As of December 31, 2011, 18 of the 28 hotels operated pursuant to franchise agreements from national hotel companies. Pursuant to the franchise agreements, the hotels pay a royalty fee generally between 4% and 6% of room revenues, plus additional fees for marketing, central reservation systems, and other franchisor costs that amount to between 0.8% and 4.3% of room revenues from the hotels. Seven of the hotel properties, consisting of the Hyatt Regency Savannah hotel, the Dallas/Fort Worth Airport Marriott hotel, the Nashville Renaissance hotel, the Ritz-Carlton Atlanta Downtown hotel, the Courtyard Boston Tremont hotel, the Courtyard Denver Airport hotel, and the Courtyard Gaithersburg Washingtonian Center hotel, are managed by Hyatt Corporation or Marriott International, Inc. The management agreements for these seven hotel properties allow the hotel properties to operate under the respective brand. The other three hotel properties, consisting of The Churchill hotel, The Melrose hotel, and the Silversmith hotel, operate as independent hotels. Franchise fees were $10.5 million for the period from March 10, 2011 (Inception) through December 31, 2011.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Property Improvement Reserves

Pursuant to its management, franchise, and loan agreements, the Company is required to establish a property improvement reserve for each hotel to cover the cost of replacing furniture, fixtures and equipment at the hotels. Contributions to the property improvement reserve are based on a percentage of gross revenues or receipts at each hotel, generally in the range of 4.75% to 6.75% of gross revenues each month over the term of the agreements.

Litigation

The Company may be subject to litigation arising in the normal course of its business. The Company does not expect these lawsuits or claims against the Company, either individually or in the aggregate, to have a material adverse impact on the Company’s financial position or results of operations.

9. Income Taxes

Under the provisions of the Internal Revenue Code and applicable state laws, the Company is subject to taxation of income on the profits and losses from its TRS tenant operations.

The total income tax benefit (expense) consists of the following components for the year ended December 31, 2011:

Current:
Federal	$(2,275,169)
State	(325,024)

(2,600,193)
Deferred:
Federal	259,692
State	37,099

Total income tax expense	$(2,303,402)

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The following table reconciles the income tax expense at statutory rates to the actual income tax expense recorded:

Income tax expense at federal statutory income tax rate of 35%	$(2,015,477)
State income tax expense, net of federal income tax benefit	(287,925)
State and local income tax expense on pass-through entity subsidiaries	(15,500)
Gross receipts and margin taxes	(368,000)

Total income tax expense	$(2,686,902)

At December 31, 2011, the Company determined that there were no amounts to accrue for interest and penalties due to taxing authorities.

The components of the deferred tax assets of the Company and its TRS subsidiaries at December 31, 2011, were as follows:

Accrued expenses	$637,552
Bad debt expense	55,548

Gross deferred tax assets	693,100
Valuation allowance	(396,309)

Deferred tax asset, net	$296,791

The type of temporary differences between the tax bases of assets and liabilities and their financial statement reporting amounts are attributable primarily to different methods used to determine the depreciation of property and equipment and to recognize bad debt expense and accrued expenses.

10. Related-Party Transactions

The Company has agreements with Remington Lodging, an affiliate, to manage hotel properties. Under the terms of the agreements, Remington Lodging operates the 19 hotel properties in return for a base management fee of 3% of gross revenues, as defined. Remington Lodging may also earn an incentive management fee equal to the lesser of 1% of gross revenues or the amount by which Actual House Profit exceeds House Profit set forth in the Annual Operating Budget, as defined. For the period from March 10, 2011 (Inception) through December 31, 2011, the Company incurred a base management fee of $4.8 million and $1.1 million incentive management fees.

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The Company also entered into an operating agreement with AHT to manage the day-to-day operations of the Company and provide corporate administrative services such as accounting, insurance, marketing support, asset management, and other services customary to the operations of a national brand hotel concept. For the period from March 10, 2011 (Inception) through December 31, 2011, the Company incurred $2.5 million of these fees, which is included in other operating departments expense in the consolidated statement of operations. The Company also incurred $1.6 million of market service fees, including purchasing, design and construction management fees for services provided by Remington Lodging. At December 31, 2011, the Company had a total payable to AHT and its affiliates of $2.8 million.

The Company’s mortgage and mezzanine loans are nonrecourse to the borrowers, except for customary exceptions, or carve-outs, that trigger recourse liability to the borrowers in certain limited instances. The recourse obligations typically include only the payment of costs and liabilities suffered by the lenders as a result of the occurrence of certain bad acts on the part of the borrower; however, in certain cases, the carve-outs could trigger recourse obligations on the part of the borrower with respect to repayment of all or a portion of the outstanding principal amount of the loans. AHT and PRISA III have entered into customary guaranty agreements pursuant to which they guaranty payment of any recourse liabilities of the borrowers that result from the non-recourse carve-outs (which include, but are not limited to, fraud, misrepresentation, willful conduct resulting in waste, misappropriations of rents following an event of default, voluntary bankruptcy filings, unpermitted transfers of collateral and certain environmental liabilities).

PIM Highland Holding LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11. Fair Value of Financial Measurements

The following summarizes the carrying amounts and estimated fair values of financial instruments at December 31, 2011:

	Carrying	Estimated
	Value	Fair Value
Financial assets:
Cash and cash equivalents	$28,309,180	$28,309,180
Restricted cash	70,644,720	70,644,720
Accounts receivable	12,006,191	12,006,191
Interest rate derivatives	72,079	72,079
Due from third-party hotel managers	20,164,239	20,164,239

Financial liabilities:
Indebtedness and capital leases	$1,090,173,340	$1,023,223,507
Accounts payable and accrued expenses	32,195,309	32,195,309
Due to affiliates	2,822,668	2,822,668
Due to third-party Hotel Managers	243,813	243,813